
August 3, 2023

Jessica Pan
Chief Financial Officer
Himax Technologies, Inc.
No. 26 Zih Lian Road
Sinshih District, Tainan City 74148
Taiwan, Republic of China

> **Re: Himax Technologies, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 6, 2023**
> **File No. 000-51847**

Dear Jessica Pan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing